(212) 318-6736

ryanjohnson@paulhastings.com

October 15, 2020

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Trust”)

File Numbers: 333-238109; 811-23568

Dear Mr. Foor:

This letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) to the undersigned with respect to the registration statement on Form N-1A for the Trust, filed on May 8, 2020, with the Commission. The registration statement registers the following series of the Trust: Gabelli Growth Innovators ETF, Gabelli Financial Services ETF, Gabelli Global Small Cap ETF, Gabelli Small & Mid Cap ETF, Gabelli Micro Cap ETF, Gabelli Love Our Planet & People ETF, Gabelli Asset ETF, Gabelli Equity Income ETF and Gabelli Green Energy ETF (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

General

Comment 1: We note that portions of the filing, including the Funds’ financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: Comment acknowledged.

Comment 2: Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Trust respectfully submits that it has submitted a request for exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934 (“Exchange Act”) and separately, NYSE Arca, Inc. has submitted relief on behalf of the Trust pursuant to Rule 19b-4 under the Exchange Act.

October 15, 2020

Comment 3: Please apply any comments on a particular Fund globally to each of the Funds, if applicable.

Response: To the extent applicable, comments will be applied globally.

Comment 4: The staff is aware that Gabelli ETFs Trust, et al., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the “Application”). The Commission issued a Notice for Comment on November 5, 2019, and a subsequent order granting certain exemptive relief on December 3, 2019 (the “Order”). We further note that the Application incorporated by reference the terms and conditions of a prior order granting the same relief. See Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions, directly and indirectly, contained in the Application.

Response: Comment acknowledged and the disclosure has been revised, as applicable.

Comment 5: Please disclose in the prospectus that the Funds operate in reliance on an exemptive order from the SEC which limits the types of investments the Fund may hold to those listed in the Application. In addition, pursuant to such order, please disclose that the Fund will invest only in ETFs and exchange-traded notes, common stocks, preferred stocks, American depositary receipts, real estate investment trusts, commodity pools, metals trusts, currency trusts and futures. Also, disclose that all of these instruments will trade on a U.S. exchange contemporaneously with the Funds’ shares. The reference assets of the exchange-traded futures in which a Fund may invest will be assets that the Fund could invest in directly, or in the case of an index future, based on an index of a type of asset that the Fund could invest in directly. A Fund may also invest in cash and cash equivalents. Disclosure should further state that no Fund will buy securities that are illiquid investments (as defined in rule 22e-4(a)(8) under the Act) at the time of purchase, borrow for investment purposes or hold short positions. Finally, please note that any discussion about other types of investments should be deleted from the registration statement.

Response: The Trust has made the requested changes.

Cover Page

Comment 6: The Application states the Fund will include a legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the legend more prominent. In particular, please bold the entire legend and consider using a larger font size or other methods to better highlight the legend.

Response: The legend has been indented and appears in bold type-face in response to the Staff’s comment.

October 15, 2020

Comment 7: Please include a cross-reference at the end of the legend to refer investors to specific disclosure regarding the Funds’ unique attributes and risks. Please include a reference to disclosure regarding each Fund’s structure in the principal risk section.

Response: The disclosure has been revised as follows in response to the Staff’s comment:

“For additional information regarding the unique attributes and risks of the Funds, see the “Non-Transparent Exchange-Traded Fund (“ETF”) Structure Risk”, “Trading Issues Risk”, “Early Close/Trading Halt Risk” and “Authorized Participant and AP Representative Concentration Risk” in the “Principal Risks” section of this Prospectus below.”

Gabelli Growth Innovators ETF

Prospectus Summary – page 4

Comment 8: Page 4, Fees and Expenses of the Fund. Please modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example. See Instruction 1(e) to Item 3 of Form N-1A.

Response: The Trust has made the requested change.

Comment 9: Page 4, Fees and Expenses of the Fund. At least one week before effectiveness, please provide the staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.

Response: The Trust confirms that the requested fee table and example will be provided at least one week prior to effectiveness.

Comment 10: Page 5, Principal Investment Strategy. The Order is conditioned on the Fund’s investments being limited to securities listed or traded on a national securities exchange registered with the Securities and Exchange Commission that trade contemporaneously with the Fund’s shares. Revise the principal investment strategy to address this condition. For example, on page 5 you disclose, “The Fund’s assets will be invested primarily in a broad range of readily marketable equity securities consisting of common stock and preferred stock.” Please add “U.S. exchange-listed” or similar language before “common and preferred stock.”

Response: The Trust has made the requested change.

October 15, 2020

Comment 11: Page 5, Principal Investment Strategy. Please revise the disclosure to explain how the Fund’s investments will seek to achieve the Fund’s secondary investment objective of current income.

Response: The Trust has removed the language in question.

Comment 12: Page 5, Principal Investment Strategy. Please clarify if the Fund may invest in the securities of companies of any market capitalization.

Response: The Trust may invest in companies of all market capitalizations.

Comment 13: Page 5, Principal Investment Strategy. Please include investments in American Depositary Receipts in the Fund’s principal strategies in light of its inclusion in the Principal Risks disclosure. In addition, please clarify in the principal strategy disclosure that the Fund will invest in securities of foreign issuers by investing in American Depositary Receipts (we note this disclosure in the Gabelli Asset ETF). Also, as described in the Application, please clarify throughout the filing that the Fund may invest in American Depositary Receipts (instead of Depositary Receipts).

Response: The Trust has made the requested changes.

Comment 14: Page 5, Principal Risks. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risks Disclosure. In addition, as a non-transparent actively managed ETF, please consider whether risks related to the Fund’s unique structure should be grouped together under one main risk, followed by the related sub-risks.

Response: The Trust has made the requested change.

Comment 15: Page 5, Principal Risks. In the risk factor captioned “Absence of active market” or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants.

Response: The disclosure in question has been revised.

October 15, 2020

Comment 16: Page 5, Principal Risks. Please revise the title of the risk “Exchange-Traded Fund Structure Risk” to “Non-transparent ETF Structure Risk,” or a similar title, to avoid confusion with the risks associated with more common ETFs. In addition, please add disclosure stating that the Fund will take remedial action should the Fund trade at wider spreads and identify these remedial actions.

Response: The “Exchange-Traded Fund Structure Risk” disclosure has been revised.

Comment 17: Page 5, Principal Risks. We note disclosure stating, “There is also a risk that the market price may vary significantly from the VIIV and, thus, the underlying value of the Fund.” Please consider revising this statement to replace VIIV with NAV.

Response: The Trust has made the requested change.

Comment 18: Page 5, Principal Risks. Please revise Authorized Participant Concentration Risk to reflect that fewer Authorized Participants may participate and more may exit in times of market volatility or stress due to the novel nature of the Fund.

Response: The Trust respectfully directs your attention to “Principal Risks – Authorized Participant and AP Representative Concentration Risk” in response to your comment.

Comment 19: Page 5, Principal Risks. Please include a discussion of additional operational and concentration risks related to the AP Representative effecting all creations and redemptions. In addition, please confirm supplementally that there will be no additional expenses related to the AP Representative.

Response: The Trust respectfully submits that disclosure in question has been revised. Additionally, the Trust confirms that each Authorized Participant, and not the Funds, will be responsible for paying all fees and expenses charged by its AP Representative.

Comment 20: Page 5, Principal Risks. Please revise Early Close/Trading Halt risk to describe how trading halts impact the Fund given that it is a non-transparent ETF. Please clarify this risk to reflect the effects on determining VIIV. For example, disclose that any extended trading halt in a portfolio security may cause discrepancies between the VIIV and the underlying NAV of the Fund. In addition, please describe that the name and weighting of any securities for which trading has been halted for an extended period of time will be disclosed on the Fund’s website.

Response: The Trust respectfully submits that the disclosure in question has been revised.

October 15, 2020

Gabelli Financial Services ETF

Prospectus Summary – page 8

Comment 21: Page 8, Principal Investment Strategies. Please clarify the meaning of “devotes a significant portion” of assets or “derives a significant portion of revenues” from financial services. For example, explain if an issuer receiving less than 50% of revenue or profit from financial services or devoting less than 50% of its assets to financial services will be considered as in the financial services industry. We may have additional comments.

Response: The Trust respectfully submits that it has revised the disclosure in question to read:

“The Fund considers a company to be principally engaged in the group of industries comprising the financial services sector if it devotes a significant portion of its assets to, or derives a significant portion of its revenues from, providing financial services. The Fund generally considers the term “significant portion” to be at least 50%. However, at the time of purchase, up to 25% of the 80% of the Fund’s securities of companies principally engaged in the group of industries comprising financial services can be comprised of companies that devote between 25% to 50% of its assets to, or derive between 25% to 50% of its revenues from, financial services. Such services include but are not limited to the following: commercial, consumer, and specialized banking and financing; asset management; publicly-traded, government sponsored financial enterprises; insurance; accountancy; mortgage REITs; brokerage; securities exchanges and electronic trading platforms; financial data, technology, and analysis; and financial transaction and other financial processing services.”

Gabelli Micro Cap ETF

Prospectus Summary – page 20

Comment 22: Page 19, Principal Investment Strategies. The Fund invests in micro-cap stocks. Please disclose in the registration statement that the Funds will not purchase any securities that are illiquid at the time of purchase. Please confirm in your response letter that the Fund will not purchase penny stocks.

Response: The Trust has made the requested change and further, confirms that the Fund will not purchase penny stocks.

Comment 23: Page 20, Principal Investment Strategies. Please disclose any other equity investments that the Fund may invest in as the disclosure refers to, “other equity securities such as preferred stocks.” Please revise so as to remove, “such as.”

Response: The Trust has removed the language referring to “other equity securities” and “such as”.

October 15, 2020

Comment 24: Page 20, Principal Risks. Please include additional risk disclosure under the caption, “Micro Cap Company Risk. For example, if true, disclose that the securities of micro-cap companies tend to be more volatile and less liquid than the securities of larger companies.

Response: The Trust has made the requested change.

Gabelli Love Our Planet & People ETF

Prospectus Summary – page 22

Comment 25: Page 23, Principal Investment Strategies. Please describe in greater detail the factors the Fund will use in determining whether issuers satisfy the Fund’s socially responsible criteria or guidelines. The Fund should also describe in the prospectus its due diligence practices in applying its screening criteria to portfolio companies (e.g., does the Fund perform its own independent analysis of issuers, or does the Fund also rely on third party screens). We may have additional comments.

Response: The Adviser notes that the name for the Fund has been changed from Gabelli ESG ETF to Gabelli Love Our Planet & People ETF. Notwithstanding the name change, the ETF will pursue the same investment strategy as the Gabelli ESG ETF. The Adviser further notes that will consider a broad array of factors when assessing whether an investment satisfies the Fund’s socially responsible criteria and guidelines. Furthermore, the Trust respectfully submits that the below disclosure is already included under Principal Investment Strategies in the Prospectus. As a result, the Trust does not believe that it would be appropriate to publicly disclose detailed technical information concerning the operation of the proprietary approach that the Adviser uses to determine whether socially responsible criteria and guidelines have been met. The Trust respectfully submits that the below disclosure sufficiently describes how an investment satisfies the applicable criteria and that providing additional disclosure describing the technical details of the screening process would not be useful or serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

The Fund combines a differentiated, value oriented investment philosophy with social screens and a holistic ESG (Environmental, Social, Governance) analysis to deliver returns in a socially responsive manner. The Adviser employs a social screening overlay process at the time of investment to identify companies that meet the Fund’s social guidelines. The Fund relies primarily on proprietary research conducted by the Adviser to reach a judgement on the social responsiveness of each investment candidate but may also employ third-party data services. Pursuant to the guidelines, the Fund will not invest in publicly traded fossil fuel (coal, oil, and gas) companies, the top 50 defense/weapons contractors, or in companies that derive more than 5% of their revenues from the following areas: tobacco, alcohol, gaming, and defense/weapons production.

October 15, 2020

Comment 26: Page 23, Principal Investment Strategies. In the prospectus, please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain in correspondence why it believes such disclosure is not required. In addition, please revise the term “may include” in the statement, “For purposes of the Fund’s 80% policy discussed above, the Fund’s investments in clean energy companies may include: U.S. and depositary receipts of non-U.S. companies that have at least 50% of their assets, income, earnings, sales or profits committed to, or derived from, biomass, geothermal energy, hydroelectricity, solar and wind energy as well as natural gas.”

Response: The Trust respectfully submits that the disclosure with respect to how the Fund will approach relevant ESG proxy issues are already disclosed in detail in the Section titled “Proxy Voting Policies” which is consistent with the requirements of Form N-1A. The Trust is unaware of any other requirement under Form N-1A which would require it to make the requested disclosure. As a result, the Trust respectfully declines to make the requested change.

For purposes of the 80% policy, the Trust has revised the language in question to read:

“The Fund seeks to achieve its objective by investing substantially all, and in any case no less than 80%, of its assets in U.S. exchange-listed common and preferred stocks of companies that meet the Fund’s guidelines for social responsibility at the time of investment. The Fund may also invest in foreign securities by investing in American Depositary Receipts. Under normal market conditions, the Fund invests its assets in stocks that are listed on a national securities exchange or similar market, such as the National Market System of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Fund focuses on investments in companies whose securities are trading at a material discount to their private market value (“PMV”). PMV is the value the Adviser believes informed investors would be willing to pay for a company.

Socially Responsible Criteria. The Fund combines a differentiated, value oriented investment philosophy with social screens and a holistic ESG (Environmental, Social, Governance) analysis to deliver returns in a socially responsive manner. The Adviser employs a social screening overlay process at the time of investment to identify companies that meet the Fund’s social guidelines. The Fund relies primarily on proprietary research conducted by the Adviser to reach a judgement on the social responsiveness of each investment candidate but may also employ third-party data services. Pursuant to the guidelines, the Fund will not invest in publicly traded fossil fuel (coal, oil, and gas) companies, the top 50 defense/weapons contractors, or in companies that derive more than 5% of their revenues from the following areas: tobacco, alcohol, gaming, and defense/weapons production.

October 15, 2020

After identifying companies that satisfy these social criteria, the Adviser then will invest in securities of companies that the Adviser believes are trading at a material discount to PMV. The Adviser will monitor each holding on a regular basis to ensure its compliance with the Fund’s guidelines. Securities that no longer meet these guidelines will be sold within a reasonable period of time after the Adviser makes such a determination. Securities may also be sold if the Adviser believes the securities no longer appear to be underpriced relative to their PMV, or if there is a change to an underlying industry or company that the Adviser believes may negatively affect the value of such securities.”

Gabelli Asset ETF

Prospectus Summary – page 26

Comment 27: Page 27, Principal Investment Strategies. Disclosure states, “In making stock selections, the Fund strives to earn a 10% real rate of return.” Please delete this statement or explain to us why this disclosure complies with Rule 156 of the Securities Act. In addition, if the disclosure is not deleted in your response, please clarify whether this rate of return is before or after Fund expenses. Please note, we may have additional comments in connection with your response.

Response: The Trust does not believe that presenting a targeted rate of return in the context used, and as stated, is misleading or that it may be characterized as an implied representation of future performance. The language merely states that the Fund will strive to achieve the specified rate of return. However, the Trust respectfully submits that it has removed the language stating “In making stock selections, the Fund strives to earn a 10% real rate of return.”

Comment 28: Page 27, Principal Investment Strategies. The Fund discloses that, “the Fund invests at least 80% of its assets in stocks that are listed on a national securities exchange as defined under the Investment Company Act of 1940.” Please add disclosure clarifying that, pursuant to the Order, the Fund will invest only in U.S. exchange listed securities.

Response: The Trust has made the requested change.

Comment 29: Page 27, Principal Investment Strategies. Please clarify if the Fund invests in stocks of any market capitalization.

Response: The Fund may invest in companies of small, medium or large market capitalization, and at this time does not intend to invest principally in companies in one certain specific market capitalization.

October 15, 2020

Gabelli Equity Income ETF

Prospectus Summary – page 31

Comment 30: Page 31, Principal Investment Strategies. Please remove “for example” from the statement, “Income producing equity securities include, for example, common stock and preferred stock.”

Response: The Trust has made the requested change.

Gabelli Green Energy ETF

Prospectus Summary – page 34

Comment 31: Page 35, Principal Investment Strategies. The disclosure states, “Clean energy companies include electric, gas, and water utilities which have made a commitment to environmentally responsible energy (significant carbon reduction goals) and are in the process of a material transformation from some portion of fossil-fired or coal-fired generation to a more significant renewable energy and lower-carbon mix.” Please explain to the staff whether such electric companies would meet the 50% test discussed in your strategy, and if not, why it should be included as a “clean energy” company for purposes of the names test.

Response: Response: The Trust respectfully submits that such electric companies would meet the 50% test described because such companies would have at least 50% of their assets, income, earnings, sales or profits committed to, or derived from hydroelectricity, or solar which the Adviser considers to be clean energy sources.

Purchase and Sale of Securities

Comment 32: Page 47, Trading in the Secondary Market. Disclosure states, “Each Fund is an actively managed exchange-traded fund (commonly referred to as an “ETF”).” Please revise this statement to include that each Fund is also a “non-transparent” ETF.

Response: The Trust has made the requested change.

Comment 33: Page 47, Trading in the Secondary Market. Please revise the description of the creation and redemption process to better align with the Order. For example, explain the role of the AP Representative.

Response: Please see the revised disclosure included under “Creation and Redemptions” section in response to your comment.

October 15, 2020

Creations and Redemptions

Comment 34: Page 50. Please revise this disclosure, and elsewhere, to more closely reflect the creation and redemption process as described in the Application. In particular, please include a discussion of the AP Representative and Confidential Account mechanism in the creation and redemption process. Disclosure should include the possibility of additional expenses related to the AP Representative structure. In addition, Premium and Discount and NAV information should reference the conditions from the exemptive application (i.e., display certain information on the website).

Response: The Trust has made the requested change.

Statement of Additional Information

Investment Restrictions (page 9+)

Comment 35: Revise each Fund’s fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund’s specific investment limitations. For example, please include a fundamental policy on making loans for the Gabelli Growth Innovators ETF. Also, please disclose each Fund’s policy on borrowing. In addition, confirm the policies for each Fund are reflective of the Application and Order.

Response: The Trust respectfully submits that it has revised the fundamental and non-fundamental policies, as appropriate. In addition, the Trust confirms that policies for each Fund are reflective of the Application and Order.

Investments in Other Investment Companies (page 6)

Comment 36: Revise this section to reflect the terms and conditions of the Order (i.e., that the Fund can only invest in certain investment companies).

Response: The Trust has added the following disclosure:

Each of the Funds may invest only in ETFs and exchange-traded notes, common stocks, preferred stocks, American depositary receipts, real estate investment trusts, commodity pools, metals trusts, currency trusts and futures.

As a shareholder of another investment company, a Fund would bear, along with other shareholders, its pro rata portion of the other investment company’s expenses, including advisory fees. These expenses would be in addition to the management fee that each Fund bears directly in connection with its own operations.

October 15, 2020

Manager (page 21)

Comment 37: Where appropriate, disclose the Adviser’s responsibility for the oversight of the calculation and dissemination of the VIIV, as well as the Board’s oversight of the VIIV procedures, consistent with the Application.

Response: The Trust has made the requested change.

Disclosure of Portfolio Holdings – Page 13

Comment 38: Confirm that the Fund’s portfolio holdings disclosure policy, and the relevant disclosure in this section, reflect that the Fund will disclose holdings to the AP Representative in order to facilitate transactions.

Response: The Trust has made the requested change.

Code of Ethics – Page 19

Comment 39: Consider disclosing, here or in another appropriate location, the enhanced requirements related to the Fund in light of the AP Representative and the Confidential Account, such as any obligations pursuant Regulation F-D.

Response: Please see the disclosure included under “Disclosure of Portfolio Holdings - Protecting the Confidentiality of the Portfolio” in response to your comment.

Part C: Other Information

Item 28: Exhibits

Comment 40: Please include the agreement with the AP Representative as an exhibit.

Response: The Trust confirms that the form of AP Representative Agreement will be filed by amendment.

Item 15. Financial Statements and Exhibits

Comment 41: Please file the finalized exhibits once they are available.

Response: Comment acknowledged.

October 15, 2020

Signatures

Comment 42: Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust’s principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: The signature page has been revised in response to the Staff’s comment to indicate each capacity in which signatories have signed the registration statement.

October 15, 2020

/s/ Ryan Johnson

Ryan Johnson

CC: Michael R. Rosella Vadim Avdeychik John C. Ball Peter Goldstein